

Mail Stop 4631

June 21, 2018

Via E-mail
Mr. Frank A. Ruperto
Chief Financial Officer
Rayonier Advanced Materials Inc.
1301 Riverplace Boulevard, Suite 2300
Jacksonville, FL 32207

>   **Re: Rayonier Advanced Materials Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2017**
>   **Filed March 1, 2018**
>   **File No. 1-36285**

Dear Mr. Ruperto:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief
Office of Manufacturing and Construction